July 26, 2016

VIA EDGAR

Celeste M. Murphy

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	Genesis Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 14, 2016
Form 8-K
Filed February 23, 2016
File No. 001-33459

Dear Ms. Murphy:

This letter is provided by Genesis Healthcare, Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated July 14, 2016, regarding the Company’s above-referenced Annual Report on Form 10-K and Current Report on Form 8-K.

For convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Company responses immediately after each comment.

***

Form 10-K for Fiscal Year Ended December 31, 2015

Business

Inpatient Services Segment, page 2

1.

You define skilled mix as the average daily number of Medicare and managed care patients served at skilled nursing facilities divided by the average daily number of total patients served at skilled nursing facilities. However, on page 53, “Skilled Mix” refers collectively to Medicare and Insurance payor sources. Please enhance your discussion to explain the different applications of the same term and consider ways to clarify your discussion so that investors can understand your business better.

Response:  Given the evolution of payer organizations and configurations within our industry and the emergence of managed care in particular, at times we have used the terms “insurance” and “managed care” interchangeably. We understand those references could potentially be confusing for readers of our financial statements.  If we include similar disclosures in future filings, we will enhance our disclosure in this regard to be clearer and more descriptive as to which customer populations fit the definition of Skilled Mix, as it is an important differentiator in our business.

The following is an excerpt from page 2 of our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2015 which contained the subject language, as revised to reflect this clarification:

Our PowerBack Rehabilitation branded facilities are 100% short stay skilled nursing facilities which deliver a comprehensive rehabilitation regimen in accommodations specifically designed to serve high-acuity patients. We believe that having PowerBack Rehabilitation facilities enables us to more effectively serve higher acuity patients and achieve a higher skilled mix than a traditional hybrid skilled nursing facility, which in turn results in higher reimbursement rates. Skilled mix is the average daily number of Medicare and ~~managed care~~insurance patients we serve at our skilled nursing facilities divided by the average daily number of total patients we serve at our skilled nursing facilities.  Insurance as a payer source includes both traditional commercial insurance programs as well as managed care plans, including Medicare Advantage plans.  As of December 31, 2015, we operated 11 PowerBack Rehabilitation facilities with 1,062 beds.

Quality of Care Measures, page 14

2.	Please disclose your Star Ratings status and the material impact, if any, on your business and financial results.

Response:  The Company acknowledges the Staff’s comment. If we include similar disclosures in future filings, we will expand the disclosures to include the Company’s Star Ratings status and the material impact, if any, on our business and financial results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.

We note your disclosure on page 24 that application of the multiple procedure payment reduction (MPPR) policy has negatively affected your therapy business and will continue to do so as long as the policy is in effect. However, there is no discussion about the impact of the MPPR policy in your MD&A. Please expand your MD&A to include this information as well as a discussion of any trends or uncertainties. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

Response:  The Company acknowledges the Staff’s comment. If we include similar disclosures in future filings, we will expand the disclosures in our MD&A to include the impact of the multiple procedure payment reduction (MPPR) policy, as applicable, as well as a discussion of any relevant and material trends and uncertainties.

4.

We note your disclosure on page 30 that your financial results have been negatively affected by lower reimbursement rates provided to Medicare Advantage patients and that this trend may continue. We further note that Medicare accounted for 26% of your revenues in 2015. Please expand your MD&A to include this information as well as a discussion of any trends or uncertainties, such as the shift from traditional fee-for-service Medicare patients to “managed” Medicare patients. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

Response:  The Company acknowledges the Staff’s comment. If we include similar disclosures in future filings, we will expand the disclosures in our MD&A to include the impact of reimbursement rates provided to Medicare Advantage patients and the impact of Medicare on our revenues, as applicable, as well as a discussion of any relevant and material trends and uncertainties, such as the shift in patient type, as applicable.

Reasons for Non-GAAP Financial Disclosure

Reconciliation of Net (Loss) Income to EBITDA, EBITDAR, page 58

5.

Your presentation of a full non-GAAP income statement is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next filing. In addition, please consider this guidance in its entirety when preparing your next filing. Similarly consider this guidance in your future earnings releases.

Response:  For illustrative purposes only, we have attached as Attachment A a sample earnings release, as revised to incorporate the Staff's comment. Because this attachment provides only sample disclosure, placeholders may be used to indicate where certain numbers or other information would have been provided.

Form 8-K filed February 23, 2016

Exhibit 99.1

6.

Your disclosure of non-GAAP measures in the introduction of, and throughout your earnings release, is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please consider the guidance in its entirety when preparing the disclosures to be included in your next earnings release.

Response:   For illustrative purposes only, we have attached as Attachment A a sample earnings release, as revised to incorporate the Staff's comment. Because this attachment provides only sample disclosure, placeholders may be used to indicate where certain numbers or other information would have been provided.

***

As requested in the Staff’s comment letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at 610-925-1124.

[Remainder of Page Left Blank Intentionally]

Very truly yours,

/s/ Thomas DiVittorio
SVP, CFO

cc:	Mike Sherman
General Counsel
Genesis Healthcare, Inc.